

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

March 14, 2016

Via E-mail
Mr. James Muehlbauer
Chief Financial Officer
The Valspar Corporation
1101 South 3rd Street
Minneapolis, MN 55415

      Re: **The Valspar Corporation**
          Form 10-K for the Fiscal Year Ended October 30, 2015
          Filed December 18, 2015
          File No. 1-3011

Dear Mr. Muehlbauer:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ W. John Cash

W. John Cash
Accounting Branch Chief
Office of Manufacturing and Construction

cc: Tim Beastrom, Esq.
       The Valspar Corporation

       Ms. Brenda McCormick
       The Valspar Corporation